UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022 (No. 3)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

EXPLANATORY NOTE

Business Updates

Quoin Pharmaceuticals Ltd. (the “Company”) is an emerging specialty pharmaceutical company dedicated to developing products that help treat rare and orphan diseases for which there are currently no approved treatments. The Company’s initial focus is on the development of products, using its proprietary owned and in-licensed technology, that could help address rare skin diseases for which there are currently no approved treatments or cures. Its first lead product is QRX003, a once daily, topical lotion comprised of a broad-spectrum serine protease inhibitor, formulated with the proprietary Invisicare® technology, to treat Netherton Syndrome. In addition, the Company intends to pursue the clinical development of QRX003 in other rare dermatological diseases, including Peeling Skin Syndrome, SAM Syndrome, and Palmoplantar Keratoderma. The Company’s three other pipeline products in development are also  targeting rare skin diseases, including Epidermolysis Bullosa, Netherton Syndrome and Scleroderma.

The Company announces material financial information to its investors using its investor relations website (https://investors.quoinpharma.com/), SEC filings and press releases. The Company uses these channels as well as social media to communicate with the public about the Company, its products and other issues. It is possible that the information the Company posts on social media could be deemed to be material information. Therefore, the Company encourages investors, the media and others interested in the Company to review the information the Company posts on the U.S. social media channels listed below. This list may be updated from time to time on the Company’s investor relations website.

The Company’s LinkedIn Page (https://www.linkedin.com/company/quoin-pharmaceuticals/)

The Company’s Twitter Account (@Quoinpharma)

License and Distribution Agreement

On June 14, 2022, Quoin Pharmaceuticals, Inc., a wholly-owned subsidiary of the Company, entered into a License and Distribution Agreement (the “License Agreement”) with WinHealth Investment (HK) Limited (“WinHealth”). Under the terms of the License Agreement, WinHealth has the exclusive rights to commercialize, upon the receipt of applicable regulatory approvals, pharmaceutical products QRX003 and QRX004 (in finished dosage form for human use) in Greater China, including Hong Kong, Macau and Taiwan.

The foregoing description of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such License Agreement, attached hereto as Exhibit 10.1 and incorporated by reference herein.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614, 333-229083 and 333-265596).

Exhibits

Exhibit No.	Exhibit
10.1	License Agreement, dated June 14, 2022, by and between Quoin Pharmaceuticals, Inc. and WinHealth Investment (HK) Limited (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer